Contact

www.linkedin.com/in/garrett-
q-503488212 (LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Microsoft Word

Garrett Q.

CEO of Area 51 Energy
Fort Worth, Texas, United States

Experience

Area 51 Energy
Chief Executive Officer
September 2025 - Present (2 months)
Fort Worth, Texas, United States

Congo Brands
3 years 7 months

Customer Business Manager - National Accounts
September 2023 - August 2025 (2 years)

Division Sales Manager
April 2023 - September 2023 (6 months)

Area Sales Manager
February 2022 - April 2023 (1 year 3 months)

Celsius Holdings, Inc.
1 year 3 months

District Sales Manager
July 2021 - February 2022 (8 months)
Fort Worth, Texas, United States

Territory Sales Manager
December 2020 - July 2021 (8 months)

Pepsi Bottling Company
Customer Development Representative
2020 - 2020 (less than a year)

Rockstar Energy Drink
Field Sales Representative
2019 - 2020 (1 year)

Mondelēz International
Sales Service Representative

2017 - 2019 (2 years)

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